UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trulite, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

 (Title of Class of Securities)

None

 (CUSIP Number)

Trulite, Inc.
Three Riverway, Suite 1700
Houston, TX 77056
(817) 846-9898

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James Kevin Shurtleff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 2,020,930

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,020,930

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,020,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0001 per share (the “Common Stock”) and Series A 8% Cumulative Convertible Preferred Stock, par value $.0001 per share (the “Series A Preferred Stock”) of Trulite, Inc., whose principal executive offices are located at Three Riverway, Suite 1700, Houston, Texas 77056 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is James Kevin Shurtleff (the “Reporting Person”).

(b) The address of the Reporting Person is 14807 South Heritagecrest Way, Suite A, Bluffdale, Utah 84065.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Vice President and director of Trulite, Inc., located at Three Riverway, Suite 1700, Houston, Texas 77056.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person has not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 394,973 shares of Common Stock and 6,250 shares of Series A Preferred Stock directly from the Issuer as consideration for all of his membership interests in Trulite Technology, LC, pursuant to that certain Contribution Agreement dated July 22, 2004. Since then, the Issuer effected a five-for-one forward stock split of the Common Stock, resulting in the Reporting Person owning 1,974,435 shares of Common Stock. The Series A Preferred Stock may be converted into Common Stock on a five-for-one basis. The Issuer issued to the Reporting Person an additional 14,815 shares of Series A Preferred Stock to maintain the Reporting Person’s percentage ownership of the Issuer.

Item 4. Purpose of Transaction.

None.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 2,020,930 shares of Common Stock, representing 55% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-SB/A filed February 23, 2006.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 2,020,930 shares of Common Stock owned by the Reporting Person.

(c) The 2,020,930 shares of Common Stock reported herein were acquired by the Reporting Person effective February 21, 2006.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,020,930 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

 None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 2, 2006

JAMES KEVIN SHURTLEFF

/s/ J. Kevin Shurtleff